

Don Tran · 2nd

Co-Founder of Deep End Fitness & the Underwater Torpedo
League | Former Marine Raider | USC EMBA Candidate

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

 **Deep End Fitness**

 **University of Southe
California - Marshall**

Experience



Co-Founder & Master Trainer
Deep End Fitness
Nov 2017 – Present · 3 yrs 1 mo
Southern California

Create a positive shift in mental and physical performance and confidence through team
building workouts and events that promote accountability, humility, and inclusiveness.

 **Introducing Deep End
Fitness, the Workout...**

 **Deep End Fitness - GO
DEEP. LIVE...**



Co-Founder & Coach
Underwater Torpedo League
Nov 2017 – Present · 3 yrs 1 mo
Orange County, California Area

Creating a positive shift in Water Confidence and performance through team-building games,
workouts (Deep End Fitness), and events.

 **Underwater Torpedo**



Product Development & Ambassador
Ten Thousand, Inc.
Aug 2019 – Present · 1 yr 4 mos

TEN THOUS🔗	**Development Team**

Personal Trainer
Next Level Fitness · Self-employed
Aug 2017 – Apr 2020 · 2 yrs 9 mos
Irvine, California



Next Level Fitness - Irvine Personal Traini...

Critical Skills Operator
4th Force Reconnaissance Company · Part-time
Dec 2017 – Dec 2018 · 1 yr 1 mo
Alameda, California

Show 5 more experiences ⌄

Education



University of Southern California - Marshall School of Business
Executive MBA, Business Administration and Management, General
2020 – 2022





Chapman University

Bachelor of Science, Business Administration and Management, General

2018 – 2020

Activities and Societies: Leatherby Entrepreneurship Center Panther Cage Match 4th Place



Coastline Community College

Associate's Degree, Business Administration and Management, General, 3.6 GPA

2014 – 2018

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Licenses & certifications

RFT-Raw Functional Training Level 1 Ceritifcation

Raw Functional Training

Issued May 2019 · No Expiration Date

Aquatic Fitness Instructor Certification

Aquatic Exercise Assn

Issued Mar 2019 · No Expiration Date



Master Trainer

Deep End Fitness

Issued Nov 2017 · No Expiration Date

See credential

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Volunteer experience

Ambassador

Marine Raider Challenge

Oct 2017 – Present • 3 yrs 2 mos

Social Services

Assists in planning and coordinating an endurance challenge to raise money for other Special Operation Forces Charities.

Volunteer

Team Rubicon

Apr 2020 – Present • 8 mos

Social Services

Skills & endorsements

Leadership · 29

Endorsed by **Ryan Paulson and 3 others who are highly skilled at this**

Endorsed by **4 of Don's colleagues at U.S. Marine Corps Forces Special Operations Command (MARSOC)**

Military Operations · 28

Endorsed by **4 of Don's colleagues at U.S. Marine Corps Forces Special Operations Command (MARSOC)**

Endorsed by **7 people who know Military Operations**

Operational Planning · 25

Endorsed by **3 of Don's colleagues at U.S. Marine Corps Forces Special Operations Command (MA**

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